John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-9161 E-mail: kciccarelli@jhancock.com Kimberly S. Ciccarelli AVP and Senior Counsel

July 18, 2008

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	John Hancock Life Insurance Company of New York

Separate Account B

File No. 811-8329

Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account B (“Registrant”) relating to the CVUL (“CVUL 08”) insurance policies to be offered by John Hancock Life Insurance Company of New York (“John Hancock NY” or the “Depositor”).

The purpose of this filing is to add the CVUL 08 prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the CVUL 08 prospectus.

Background of Enclosed Filing

The CVUL 08 policy and prospectus is similar to the CVUL (“CVUL 05”) policy and prospectus issued by John Hancock NY. The separate account interests under the CVUL 05 policy are registered by John Hancock NY Separate Account B, under File Nos. 811-8329 and 333-131139. The principal differences between the two filings are:

(i)	The pricing of the CVUL 08 policy is based on 2001 Commissioners Standard Ordinary mortality tables.

(ii)	The policy level fees and rider charges are different between the policies.

(iii)	The CVUL 08 policy does not contain the reservation of the right to charge a withdrawal fee.

(iv)	The CVUL 08 policy provides for a deferred premium charge.

(v)	The CVUL 08 policy provides for a replacement fee if the policy is surrendered in connection with the purchase of a replacement policy.

(vi)	The CVUL 08 policy does not offer the Enhanced Cash Value Rider.

(vii)	The CVUL 08 policy offers the Return of Premium Death Benefit Rider and the Accelerated Benefit Rider.

(viii)	The CVUL 08 policy has Base Face Amount charges with a charge period not to exceed 20 years.

(ix)	The CVUL 08 policy has an asset-based risk charge with a guaranteed maximum rate that varies by the amount of coverage elected in the form of Base Face Amount and/or Supplemental Face Amount.

(x)	The CVUL 08 policy requires that requests for an increase in coverage must be made within two months prior to each policy anniversary.

(xi)	The CVUL 08 policy eliminates the Maximum Premium limit.

(xii)	The CVUL 08 policy does not include an automatic reinstatement right following a termination by reason of a policy default.

(xiii)	The CVUL 08 policy provides an asset credit that may become payable commencing in policy year 11.

(xiv)	The CVUL 08 policy permits asset allocation transfers at annual, semi-annual, quarterly and monthly intervals.

(xv)	The CVUL 08 policy has a revised procedure for policy loans.

(xvi)	The CVUL 08 policy contains additional disclosure regarding policies which may be issued on the basis of Guarantee or Simplified Issue underwriting procedures.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including, adding the required exhibits powers of attorney and consents, and adding the audited fiscal year end 2007 financial statements for the Registrant and the Depositor. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between the enclosed CVUL 08 prospectus and the CVUL 05 prospectus, we hereby request, on behalf of Registrant and the Depositor, that the staff accord the enclosed registration statement expedited selective review.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to the undersigned at (617) 572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
AVP and Senior Counsel

Enclosure

cc: James C. Hoodlet, Esq.